UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2025

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 16, 2025, Alarum Technologies Ltd. (the “Registrant” or “Alarum”), along with its Chief Executive Officer, Mr. Shachar Daniel, and its Chief Financial Officer, Mr. Shai Avnit, were served with a motion to certify a claim as a class action in the Economic Department at the District Court in Tel Aviv, Israel (the “Motion”). The Motion refers to statements between March 14, 2024 and August 26, 2024. In the Motion, Tal Machanian (the “Plaintiff”) alleges that based on the Registrant’s announcement dated August 26, 2024, which included financial outlook for third quarter of 2024, the Registrant allegedly made various untrue and misleading statements regarding the Registrant’s business, operations and prospects. The Registrant has also been made aware of, but not formally served with, a complaint of similar nature filed in the United States District Court for the District of New Jersey (the “U.S. Complaint”) against the Registrant, Mr. Daniel, Mr. Avnit, and the Registrant’s chairman, Mr. Chen Katz.

After an initial review of the Motion and the U.S. Complaint (together, the “Proceedings”), the Registrant believes that both actions are unfounded, relying on false chronological and factual basis and without legitimate grounds. The Registrant intends to defend itself vigorously against the Proceedings.

This Report on Form 6-K and the paragraph below entitled “Forward-Looking Statements” are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586 and 333-274585) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-267580, 333-274604 and 333-283429 ) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements when it states that it believes that the Proceedings are baseless and without legitimate grounds, and that the allegations brought forward are meritless. Although the Registrant intends to defend itself vigorously against the allegations brought forth in the Proceedings, the outcome of litigation is inherently difficult to predict, so there can be no assurance that an unfavorable outcome would not have a material adverse effect on the operating results, liquidity, or financial position of the Registrant. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this Report on Form 6-K. The forward-looking statements contained or implied in this Report on Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: February 18, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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